UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Strategic Diagnostics Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

862700101

(CUSIP Number)
George Lee
General Counsel
SRB Management, L.P.
300 Crescent Court, Ste. 1111
Dallas, Texas 75201
(214) 756-6056
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862700101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven R. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,150,739

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,150,739

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.	Percent of Class Represented by Amount in Row (11) 10.6%*

14.	Type of Reporting Person (See Instructions) HC/IN

*Based on 20,364,541 shares of common stock issued and outstanding as of September 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange for the quarterly period ended September 30, 2007.

CUSIP No. 862700101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BC Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not applicable

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,150,739

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,150,739

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.	Percent of Class Represented by Amount in Row (11) 10.6%*

14.	Type of Reporting Person (See Instructions) HC/IN

*Based on 20,364,541 shares of common stock issued and outstanding as of September 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange for the quarterly period ended September 30, 2007.

CUSIP No. 862700101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not applicable

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,150,739

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,150,739

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.	Percent of Class Represented by Amount in Row (11) 10.6%*

14.	Type of Reporting Person (See Instructions) IA/PN

*Based on 20,364,541 shares of common stock issued and outstanding as of September 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange for the quarterly period ended September 30, 2007.

Item 4.	Purpose of Transaction.

Item 4 as previously filed is hereby amended to add the following:

In their initial filing on February 15, 2008, the Reporting Persons said they seek to establish a constructive dialogue with the Company and might recommend the election of individuals to the Company's board of directors. The Reporting Persons currently intend to bring about the nomination and election of new directors to the Company's board of directors. To preserve the right to do so, Mr. Becker, on behalf of the Reporting Persons, sent a letter to the Company advising of their intention to nominate three individuals to the Company's board of directors at the 2008 annual meeting. A copy of that letter is attached to this Amendment as Exhibit 2.

The Reporting Persons believe that it is imperative that the composition of the Company’s board of directors be changed significantly.  The Reporting Persons recognize that to elect the named individuals might require expansion of the Company's board or a decision by certain incumbent directors not to seek reelection, and are prepared to discuss such alternatives with the Company's management.

The Reporting Persons are engaged in discussions with the Company and its management with the goal to improve Company’s results and governance.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2 Letter to the Company dated February 21, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2008

/s/ Steven R. Becker
Steven R. Becker

BC ADVISORS, LLC

By:	s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 2

SRB GREENWAY CAPITAL (Q.P.), L.P.
300 Crescent Court
Suite 1111
Dallas, Texas 75201

February 21, 2008

Stanley Fronczkowski
Chief Financial Officer
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Delaware 19702

Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Delaware 19702
Attention: Corporate Secretary

Gentlemen:

SRB Greenway Capital QP, L.P. is the registered holder at the above address of 100 shares of common stock (“Common Stock”) of Strategic Diagnostic, Inc. As of the date of this letter Greenway Capital and its affiliates are the beneficial owners of 2,150,739 shares of Common Stock.

We have previously shared with your CEO our belief that changes to the board of directors of Strategic Diagnostics are appropriate to improve the company’s responsiveness to stockholders and provide a fresh perspective, which we hope would contribute to improved operating results. Recently we contacted Mr. Wrenn and specifically suggested that the Board could benefit from the addition of new membership. Discussions about this have not ended, but to preserve our rights, we are sending you this notice that we intend to nominate three directors for election to the company’s board of directors at the next annual meeting. We intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Common Stock required under applicable law to elect our nominees. In view of this advance notice, we believe it would be inappropriate for your management to claim the authority to exercise discretionary voting rights concerning election of directors, as the company’s April 13, 2007 proxy statement claims the right to do if notice is not received prior to February 22, 2008.

The name, age, address and beneficial holdings as of the date of this letter of each of our proposed nominees are as follows:

•	Steven R. Becker, 41
300 Crescent Court, Suite 1111
Dallas, TX 75201
Shares beneficially owned: 2,150,739

•	Ellen Wood, 48
3030 McKinney, Suite 1002
Dallas, Texas 75204
Shares beneficially owned:100,000

•	Richard van den Broek, 41
20 Dayton Ave., 2nd Floor
Greenwich, CT 06830
Shares beneficially owned: 200,000

Attached is a description of the principal occupation or employment of each nominee during the past five years. Other than their consent to stand for election, we do not have any understanding or agreement at this time with the nominees. None of the proposed nominees has during the past five years (1) filed a petition under federal bankruptcy laws or any state insolvency law, (2) been convicted in a criminal proceeding or was a named subject of a criminal proceeding (excluding traffic violations and other minor offices), (3) been found by any court of competent jurisdiction to have violated any federal or state securities law or federal commodities law, or (4) been the subject of any order, judgment or decree limiting him from engaging in any type of business practice or in any activity in connection with the purchase or sale of any security or commodity.

Also attached is the consent of each nominee to serve as a director if so elected. Our representative will appear in person at the meeting to nominate our nominees.

We are prepared to meet with your board to discuss our nominees in the hope the board will see fit to nominate them for election by your stockholders at the next annual meeting. If we must engage in a proxy contest, we are prepared to do so in an expeditious and civil manner. We have discussed our goals with a limited number of other holders, and believe (although at this point we cannot ask for commitments) that they are sympathetic to our views. We remain open to discussions with any of you. By furnishing you notice of these nominees, we do not waive our right to challenge the company’s right to exercise discretionary voting rights in a contested election of directors.

Very truly yours,

Steven R. Becker
on behalf of:	BC Advisors, LLC
SRB Management, L.P.
SRB Greenway Capital, L.P.
SRB Greenway Capital (Q.P.), L.P.
SRB Greenway Offshore Operating Fund, L.P. and their affiliates

ELLEN WOOD has been self employed as an investment manager since March 2005. From November 1998 to March 2005, Ms. Wood was a portfolio manager and partner at Carlson Capital, a Dallas based investment adviser. She is a certified public accountant and has a BBA in Accounting from the University of Texas and an MBA from Stanford University.

STEVEN BECKER has served as the managing partner and founder of Greenway Capital, a Dallas based small cap investment fund since September of 2004.  Greenway focuses primarily on investing in small public companies with a concentration in healthcare and technology businesses.  Prior to founding Greenway, Mr. Becker was a partner at the Special Situations Fund, a New York City based asset manager.  Mr. Becker joined Special Situations Fund in April of 1997 and ran the Special Situations Private Equity Fund since its inception.  Mr. Becker was responsible for overseeing the investment of over $550mm in public companies.  Mr. Becker was also a partner in the Special Situations Fund III, the firm’s flagship investment vehicle, which focused on investing in micro cap value stocks.  Prior to joining Special Situations, Mr. Becker was part of the distressed debt and leveraged equities research team at Bankers Trust Securities.  He began his career at Manley Fuller Asset Management in New York as a small cap analyst.  Mr. Becker received a B.A. from Middlebury College and a J.D. from the University of Florida.  Over a fourteen year career Mr. Becker has worked closely with public companies advising them on matters of finance, strategy and the capital markets.

RICHARD VAN DEN BROEK has been managing partner at HSMR Advisors, LLC, and investment fund focused on the biotechnology industry, since 2004. From 2000 to 2004, Mr. van den Broek was a partner and executive vice president at Cooper Hill Partners, LLC, an investment fund focused on the healthcare industry.